Trash Panda Vegan LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	191,025.08
Catering	19,486.22
Delivery Sales	6,461.78
Refunds and Reimbursements	64.85
Sales of Product Income	
Restaurant Sales	77,557.83
Total Sales of Product Income	**77,557.83**
Services	770.00
Total Sales	**295,365.76**
Total Income	**$295,365.76**
Cost of Goods Sold	
Cost of goods sold	
Event Costs	4,014.58
Food and Beverage - COGS	97,604.89
Merchandise Cost	432.00
Subcontractor expenses	2,020.00
Supplies & materials	9,683.64
Total Cost of goods sold	**113,755.11**
Total Cost of Goods Sold	**$113,755.11**
GROSS PROFIT	**$181,610.65**
Expenses	
Advertising & marketing	
Listing fees	25.00
Marketing Expense	1,175.10
Professional Gifts	321.12
Promotional Materials	2,999.06
Promotional Meals	554.20
Social media	1,433.92
Total Advertising & marketing	**6,508.40**
Building & property rent	17,476.75
Business licences	1,645.00
Contract labor	910.00
Employee benefits	
Worker’s compensation insurance	762.00
Total Employee benefits	**762.00**
Equipment rental	338.94

Trash Panda Vegan LLC

Profit and Loss

January - December 2021

	TOTAL
General business expenses	
Bank fees & service charges	402.60
Decorations and Furnishings	1,039.91
Memberships & subscriptions	101.68
Team Activities	157.50
Uniforms	1,615.07
Total General business expenses	**3,316.76**
Insurance	
Business insurance	2,737.71
Liability insurance	223.59
Total Insurance	**2,961.30**
Late Fees	50.00
Meals	
Meals with clients	67.50
Team Meals	2,538.60
Travel meals	180.09
Total Meals	**2,786.19**
Office expenses	
Merchant Account Fees	6,007.54
Merchant subsciption fees	883.91
Office supplies	1,692.81
PPE	65.75
Printing & photocopying	42.35
Shipping & postage	69.95
Small tools and equipment	1,396.30
Software & apps	1,121.11
Total Office expenses	**11,279.72**
Payroll expenses	
Hiring Costs	230.24
Payroll Processing Fees	942.81
Payroll taxes	22,906.74
Wages	81,784.91
Total Payroll expenses	**105,864.70**
Professional Services	
Accounting fees	340.00
Consulting	5,205.00
Legal fees	500.00
Other Professional Services	75.00
Total Professional Services	**6,120.00**
Purchases	29.00
Repairs & maintenance	6,388.50

Trash Panda Vegan LLC

Profit and Loss

January - December 2021

	TOTAL
Research & Development	507.89
Supplies	
Supplies & materials	877.66
Total Supplies	**877.66**
Travel	
Airfare	1,105.92
Hotels	651.96
Taxis or shared rides	75.60
Vehicle rental	1,338.28
Total Travel	**3,171.76**
Utilities	
Cell Phone Service	868.58
Electricity	6,114.82
Internet & TV services	341.78
Phone service	1,599.26
Total Utilities	**8,924.44**
Total Expenses	**$179,919.01**
NET OPERATING INCOME	**$1,691.64**
Other Income	
Grant Income	20,000.00
Other income	270.00
Interest earned	1.17
Sale of an asset	-974.00
Total Other income	**-702.83**
Total Other Income	**$19,297.17**
Other Expenses	
Other Miscellaneous Expense	5,467.23
Vehicle expenses	
Vehicle gas & fuel	1,681.25
Vehicle registration	93.78
Vehicle repairs	1,803.12
Vehicle wash & road services	130.00
Total Vehicle expenses	**3,708.15**
Total Other Expenses	**$9,175.38**
NET OTHER INCOME	**$10,121.79**
NET INCOME	**$11,813.43**

Trash Panda Vegan LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ACCU Checking 0009	8,943.80
ACCU Money Market	0.01
ACCU Savings	6,796.17
Total Bank Accounts	**$15,739.98**
Accounts Receivable	
Accounts Receivable (A/R)	200.00
Total Accounts Receivable	**$200.00**
Other Current Assets	
Payments to deposit	0.00
Uncategorized Asset	441.57
Total Other Current Assets	**$441.57**
Total Current Assets	**$16,381.55**
Fixed Assets	
Long-term office equipment	
Furniture	1,940.02
Total Long-term office equipment	**1,940.02**
Tenant Improvement	4,366.29
Tools, machinery, and equipment	201.27
Total Fixed Assets	**$6,507.58**
TOTAL ASSETS	**$22,889.13**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Arizona Department of Revenue Payable	5.59
Total Other Current Liabilities	**$5.59**
Total Current Liabilities	**$5.59**
Total Liabilities	**$5.59**
Equity	
Opening balance equity	2,522.62
Owner draws	-7,952.10
Owner investments	2,400.00
Personal expenses	
Federal taxes	13,414.59
State taxes	685.00
Total Personal expenses	**14,099.59**
Retained Earnings	
Net Income	11,813.43
Total Equity	**$22,883.54**
TOTAL LIABILITIES AND EQUITY	**$22,889.13**

Trash Panda Vegan LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	11,813.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-200.00
Uncategorized Asset	-441.57
Arizona Department of Revenue Payable	5.59
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-635.98**
Net cash provided by operating activities	**$11,177.45**
INVESTING ACTIVITIES	
Long-term office equipment:Furniture	-1,940.02
Tenant Improvement	-4,366.29
Tools, machinery, and equipment	-201.27
Net cash provided by investing activities	**$ -6,507.58**
FINANCING ACTIVITIES	
Opening balance equity	2,522.62
Owner draws	-7,952.10
Owner investments	2,400.00
Personal expenses:Federal taxes	13,414.59
Personal expenses:State taxes	685.00
Net cash provided by financing activities	**$11,070.11**
NET CASH INCREASE FOR PERIOD	**$15,739.98**
CASH AT END OF PERIOD	**$15,739.98**